SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 05 2013
REGISTRATIONS BRANCH

[redacted]

SECU … SSION

13026249

ANN… …ORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 5-31-13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Ave.
(No. and Street)

NY, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JEFFERIES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2013

(UNAUDITED)
******

JEFFERIES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
AS OF MAY 31, 2013
(Dollars in thousands)

ASSETS	
Cash and cash equivalents	$ 1,901,533
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	822,737
Financial instruments owned, at fair value, including securities pledged of $9,566,096	9,797,066
Securities borrowed	4,964,411
Securities purchased under agreements to resell	2,467,616
Receivables:	
Brokers, dealers and clearing organizations	1,260,248
Customers	895,625
Fees, interest and other	189,034
Due from affiliates	18,287
Premises and equipment, net	131,042
Goodwill	1,361,267
Other assets	410,359
Total assets	$ 24,219,225
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Financial instruments sold, not yet purchased, at fair value	$ 3,360,771
Collateralized financings:	
Securities loaned	2,387,879
Securities sold under agreements to repurchase	8,388,245
Other secured financings (including $135,073 from VIEs)	135,073
Payables:	
Brokers and dealers	429,269
Customers	3,178,230
Due to Parent and affiliates	840,907
Accrued expenses and other liabilities	463,890
	19,184,264
Subordinated liabilities	1,950,000
Member's equity	3,084,961
Total liabilities and member's equity	$ 24,219,225

See notes to Consolidated Statement of Financial Condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — On March 1, 2013, Jefferies & Company, Inc. (the "Company") a wholly owned subsidiary of Jefferies Group LLC (the "Parent") was converted into a limited liability company and renamed Jefferies LLC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"), is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, Jefferies Insurance Holdings LLC, and all other entities in which it has a controlling financial interest.

The Company operates and is managed as a single business segment, that of an institutional securities broker-dealer, which provides several types of financial services, including sales, trading, financing and market making activities in equity, high yield, corporate bond, mortgage- and asset-backed, municipal, government and agency, convertible and international securities, as well as fundamental research and prime brokerage services. The Company provides investment banking services comprising securities underwriting and distribution and financial advisory services, including advice on mergers and acquisitions, recapitalizations and restructurings.

Merger Transaction between the Parent and Leucadia National Corporation — On March 1, 2013, the Parent, through a series of merger transactions, became a wholly owned subsidiary of Leucadia National Corporation ("Leucadia" or "Ultimate Parent") (the "Merger Transaction"). The Merger Transaction was accounted for under the acquisition method of accounting, which requires that the assets and liabilities of the Parent be fair valued. The application of the acquisition method of accounting has been pushed-down and reflected in the financial statements of the Company creating a new basis of accounting for the Company. The total purchase price to complete the merger between the Parent and Leucadia was $4.8 billion. Of the total merger price, $2.7 billion was attributed to the Company. The fair value of the identifiable assets of the Company at the date of the merger was $22.0 billion, including intangible assets of $180.2 million, and the fair value of liabilities was $20.1 billion. This resulted in the recognition by the Company of goodwill of $821.6 million.

Merger with Jefferies High Yield Holdings, LLC — On April 1, 2013, Jefferies High Yield Holdings, LLC ("JHYH") and its wholly owned subsidiary Jefferies Yield Trading, LLC merged with and into the Company, with the Company as the surviving entity. JHYH was a wholly owned subsidiary of the Parent and, therefore, an affiliate of the Company. Jefferies High Yield Trading, LLC ("JHYT") was registered as a broker dealer under the Act and with FINRA and engaged in the secondary sales and trading of high yield securities and distressed securities. The merger of JHYH into the Company is deemed a transfer between entities under common control and constitutes a change in the reporting entity of the Company. Upon the merger, the Company recognized the assets and liabilities of JHYH transferred into the Company at their carrying amounts on April 1, 2013.

Basis of Presentation — The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of

America ("U.S. GAAP"). These principles require management to make estimates and assumptions that may affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. The most significant of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill, legal reserves and the realizability of deferred tax assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — The Company's policy is to consolidate all entities in which it controls by ownership a majority of the outstanding voting stock. In addition, the Company consolidates entities which meet the definition of a variable interest entity for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity, or a right to receive benefits from the entity, that could potentially be significant to the entity. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, it applies either the equity method of accounting or fair value accounting pursuant to the fair value option election under U.S. GAAP. See Note 8, Variable Interest Entities for further discussion on variable interest entities.

All material intercompany accounts and transactions have been eliminated in consolidation.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to May 31, 2013 through the date that the Consolidated Statement of Financial Condition was issued, and determined that there were no events or transactions during such period that would require recognition or disclosure in the Consolidated Statement of Financial Condition, other than as disclosed in Note 4. Financial Instruments regarding our investment in Knight Capital Group, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of certificates of deposit and money market funds not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations — In accordance with Rule 15c3-3 of the Act, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its clients. In addition, cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At May 31, 2013, the balance consists solely of cash.

Foreign Currency Translation — Assets and liabilities of the Company's foreign subsidiary having a non-U.S. dollar functional currency is translated at exchange rates at the end of the period.

Financial Instruments — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent the Company's trading

activities and include both cash and derivative products. The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. In determining fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets the Company's best estimate of fair value. The Company uses prices and inputs that are current as of the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, the features of the financial instrument, such as its complexity, the market in which the financial instrument is traded and risk uncertainties about market conditions require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same

financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Valuation Process for Financial Instruments. The Independent Price Verification ("IPV") Group, which is part of the Finance department, in partnership with Risk Management, is responsible for establishing the Company's valuation policies and procedures. The IPV Group and Risk Management, which are independent of the Company's business functions, play an important role and serve as a control function in determining that the Company's financial instruments are appropriately valued and that fair value measurements are reliable. This is particularly important where prices or valuations that require inputs are less observable. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable. The IPV Group reports to the Global Controller of the Parent and is subject to the oversight of the IPV Committee, which is comprised of the Parent's Chief Financial Officer, Global Controller, Global Head of Product Control, Chief Risk Officer, and Principal Accounting Officer, among other personnel. The Company's IPV policies and procedures are reviewed, at a minimum annually, and changes to the policies require the approval of the IPV Committee.

Price Testing Process. The business units are responsible for determining the fair value of the Company's financial instruments using approved valuation models and methodologies. In order to ensure that the business unit valuations represent a fair value exit price, the IPV Group tests and validates the fair value of the financial instrument inventory. In the testing process, the IPV Group obtains prices and valuation inputs from sources independent of the Company, consistently adheres to established procedures set forth in the Company's valuation policies for sourcing prices and valuation inputs and utilizing valuation methodologies. Sources used to validate fair value prices and inputs include, but are not limited to, exchange data, recently executed transactions, pricing data obtained from third party vendors, pricing and valuation services, broker quotes and observed comparable transactions.

To the extent discrepancies between the business unit valuations and the pricing or valuations resulting from the price testing process are identified, such discrepancies are investigated by the IPV Group and fair values are adjusted, as appropriate. The IPV Group maintains documentation of its testing, results, rationale and recommendations and prepares a monthly summary of its valuation results. This process also forms the basis for the Company's classification of fair values within the fair value hierarchy (i.e., Level 1, Level 2 or Level 3). The IPV Group utilizes the additional expertise of Risk Management personnel in valuing more complex financial instruments and financial instruments with less or limited pricing observability. The results of the valuation testing are reported to the IPV Committee on a monthly basis, which discusses the results and is charged

with the final conclusions as to the fair values of financial instruments in the Consolidated Statement of Financial Condition.

Judgment exercised in determining Level 3 fair value measurements is supplemented by daily analysis of profit and loss performed by the Product Control functions. Valuation techniques generally rely on recent transactions of suitably comparable financial instruments and use the observable inputs from those comparable transactions as a validation basis for Level 3 inputs. Level 3 fair value measurements are further validated through subsequent sales testing and market comparable sales, if such information is available. Level 3 fair value measurements require documentation of the valuation rationale applied, which is reviewed for consistency in application from period to period; and the documentation includes benchmarking the assumptions underlying the valuation rationale against relevant analytic data.

Third Party Pricing Information. Pricing information obtained from external data providers (including independent pricing services and brokers) may incorporate a range of market quotes from dealers, recent market transactions and benchmarking model derived prices to quoted market prices and trade data for comparable securities. External pricing data is subject to evaluation for reasonableness by the IPV Group using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period. The Company has a process whereby it challenges the appropriateness of pricing information obtained from external data providers (including independent pricing services and brokers) in order to validate the data for consistency with the definition of a fair value exit price. The Company's process includes understanding and evaluating the external data providers' valuation methodologies. For corporate, U.S. government and agency, and municipal debt securities, to the extent independent pricing services or broker quotes are utilized in its valuation process, the vendor services are collecting and aggregating observable market information as to recent trade activity and active bid-ask submissions. The composite pricing information received from the independent pricing service is not based on unobservable inputs or proprietary models. For mortgage- and other asset-backed securities and collateralized debt obligations, the Company's independent pricing service uses a matrix evaluation approach incorporating both observable yield curves and market yields on comparable securities as well as implied inputs from observed trades for comparable securities in order to determine prepayment speeds, cumulative default rates and loss severity. Further, the Company considers pricing data from multiple service providers, as available, as well as compares pricing data to prices observed for recent transactions, if any, in order to corroborate valuation inputs.

Model Review Process. Where a pricing model is to be used to determine fair value, the pricing model is reviewed for theoretical soundness and appropriateness by Risk Management, independent from the trading desks, and then approved by Risk Management to be used in the valuation process. Review and approval of a model for use includes benchmarking the model against relevant third party valuations, testing sample trades in the model, backtesting the results of the model against actual trades and stress-testing the sensitivity of the valuation model using varying inputs and assumptions. In addition, recently executed comparable transactions and other observable market

data are considered for purposes of validating assumptions underlying the model. Models are independently reviewed and validated annually or more frequently if market conditions or use of the valuation model changes.

Receivable from and Payable to Customers — Receivable from and payable to customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected on the Consolidated Statement of Financial Condition.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lend securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and loaned matched book business in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repos are presented in the Consolidated Statement of Financial Condition on a net-basis-by counterparty, where permitted by generally accepted accounting principles. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation and amortization. The Company computes depreciation using the straight-line method over the estimated useful lives of the related assets, which is generally three to ten years. Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. As of May 31, 2013, furniture, fixtures, equipment and software amounted to $199.5 million and leasehold improvements amounted to $85.7 million. The related accumulated depreciation and amortization was $154.2 million as of May 31, 2013. Premises and equipment includes internally developed software, which was increased to its fair market value in the allocation of the purchase price on March 1, 2013 as a result of the Merger Transaction. Included within furniture, fixtures and equipment are equipment

recorded under capital leases with a cost of $19.5 million, which is being amortized over the lease term.

Goodwill — Goodwill is the cost of acquired companies in excess of the fair value of net assets at the date of acquisition. The Company assesses whether goodwill has been impaired on an annual basis or when an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to determination that an impairment is likely to have occurred. If after assessing the totality of events and circumstances, the Company concludes that it is more likely than not the fair value of a reporting unit is greater than its carrying amount then performing the second step of the impairment test is not required. If it is determined that the fair value of a reporting unit is more likely than not less than its carrying fair value, step two, a quantitative analysis is performed to determine the amount of impairment, if any. The methodologies utilized by the Company in estimating the fair value of the reporting unit include the market capitalization, price-to-book multiples of comparable exchange traded companies and multiples of merger and acquisitions of similar businesses. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of estimates and assumptions that could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge.

Following the Merger Transaction, the Company changed its annual goodwill impairment testing date from June 1 to August 1. Adverse market or economic events could result in impairment charges in future periods.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the Company's future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed annually, or more frequently when events or changes in circumstances occur indicating that is more likely than not that the indefinite-lived assed is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is necessary to perform the quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset. Subsequent reversal of impairment losses is not permitted. Intangible assets are included in Other assets on the Consolidated Statement of Financial Condition. The Company's annual indefinite-lived intangible asset impairment testing date was changed from June 1 to August 1 following the Merger Transaction.

Income Taxes — The Company is a single-member limited liability company treated as a disregarded entity for federal and state income tax purposes. The Company's results of operations

are included in the consolidated Federal and applicable state income tax returns filed by the Company's Ultimate Parent. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Due to a tax sharing agreement entered into between the Company and the Parent, payments are made to the Parent to settle current and deferred tax assets and liabilities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under acquisition accounting for the Merger Transaction the recognition of certain assets and liabilities at fair value created a change in the financial reporting basis for the Company's assets and liabilities, while the tax bases of the Company's assets and liabilities remained the same. As a result, deferred tax assets and liabilities were recognized for the change in the bases differences. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company recognizes tax positions in the financial statement only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

Legal Reserves —In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Company's Consolidated Statement of Financial Condition. In addition, management believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the Consolidated Statement of Financial Condition is not material.

Share-Based Compensation — Certain employees participate in the Ultimate Parent's Incentive Compensation Plan (the "Incentive Plan"), which provide for the issue of restricted stock and

restricted stock units ("RSUs"), primarily in connection with employee year end compensation. The Incentive Plan allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, RSUs, dividend equivalents or other share-based awards pertaining to common stock of the Ultimate Parent. For grants of RSUs, employees are granted restricted shares of common stock subject to forfeiture. RSUs give a participant the right to receive fully vested shares at the end of a specified deferral period, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, RSUs carry no voting or dividend rights associated with the stock ownership, but dividend equivalents are accrued to the extent there are dividends declared on the Ultimate Parent's common stock. The terms of the awards granted in connection with year-end compensation generally stipulate that employees who terminate their employment, or are terminated without cause, may continue to vest so long as the awards are not forfeited as a result of the other forfeiture provisions of those awards (e.g. competition). It has been determined that the service inception date precedes the grant date for future restricted stock and RSUs granted as part of year end compensation, and, as such, the compensation expense associated with these awards is generally expensed by the Ultimate Parent over the one year period prior to the grant date. Restricted stock and RSUs are granted to new employees as "sign-on" awards, to existing employees as "retention" awards and to certain senior executives. Sign-on and retention awards are generally subject to annual ratable vesting upon a four year service requirement and are amortized as compensation expense on a straight line basis over the related four years. Restricted stock and RSUs are granted to certain senior executives with both performance and service conditions. The Ultimate Parent amortizes these awards granted to senior executives over the service period as the Ultimate Parent has determined it is probable that the performance condition will be achieved. The subsequent expense of the cost of the restricted stock and RSUs is allocated to the Company by the Ultimate Parent. Share-based awards outstanding at March 1, 2013 were converted into awards for shares of the Leucadia at the Exchange Ratio, with all such awards subject to the same terms and conditions that existed prior to the merger between the Parent and Leucadia.

Other Compensation Plans — Employees participate in other compensation plans sponsored by the Ultimate Parent including an Employee Stock Purchase Plan ("ESPP") designed to qualify under Section 423 of the Internal Revenue Code, which is considered non-compensatory effective January 1, 2007. All regular full time employees and employees who work part time over 20 hours per week are eligible to participate in the ESPP. Annual employee contributions are limited to $21,250, are voluntary, are made via payroll deduction and are used to purchase the Ultimate Parent's common stock at 95% of the closing price of the Ultimate Parent's common stock on the last day of the applicable session (monthly). There is also an Employee Stock Ownership Plan ("ESOP") and a Deferred Compensation Plan. Eligible employees are able to defer compensation on a pre-tax basis by investing in the Ultimate Parent's common stock at a discount or, by allocating among any combination of the investment funds available under the Deferred Compensation Plan. The Parent has a profit sharing plan covering substantially all employees, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code. Upon the consummation of the Merger Transaction between the Parent and

Leucadia on March 1, 2013, the ESPP and ESOP were amended such that the shares underlying the plans are common stock of Leucadia.

Securitization Activities — The Company engages in securitization activities related to mortgage loans and mortgage-backed securities. Transfers of financial assets to securitization vehicles are accounted for as sales when the Company has relinquished control over the transferred assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests in the securitized assets are included within Financial instruments owned in the Consolidated Statement of Financial Condition at fair value.

When a transfer of assets does not meet the criteria of a sale the transfer is accounted for as a secured borrowing. The Company continues to recognize the assets of a secured borrowing in Financial instruments owned and recognizes the associated financing in Other secured financings on the Consolidated Statement of Financial Condition.

Recent Accounting Developments

New Accounting Standards to be Adopted in Future Periods

Balance Sheet Offsetting Disclosures. In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11, Disclosures about Offsetting Assets and Liabilities and in January 2013, ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The updates require new disclosures regarding balance sheet offsetting and related arrangements. For derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions, the updates require disclosure of gross assets and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting arrangements but not offset on the balance sheet. The guidance is effective for annual reporting periods beginning on or after January 1, 2013, and is to be applied retrospectively (fiscal year ended November 30, 2014). This guidance does not amend the existing guidance on when it is appropriate to offset; as a result, this guidance will not affect the Company's financial condition.

Adopted Accounting Standards

Accumulated Other Comprehensive Income. In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The guidance requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. We adopted the guidance effective March 1, 2013, which did not affect the Company's financial condition.

Indefinite-Lived Intangible Asset Impairment. In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The update does not revise the requirement to test indefinite-lived intangible assets annually for impairment, or more frequently if deemed appropriate. The new guidance is effective for annual and interim tests performed for fiscal years beginning after September 15, 2012 (fiscal year ended November 30, 2013). The adoption of this guidance on December 1, 2012, did not affect the Company's financial condition as it does not affect how impairment is calculated.

Goodwill Testing. In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment. The update outlines amendments to the two step goodwill impairment test permitting an entity to first assess qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step quantitative goodwill impairment test. The update is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted (fiscal year ended November 30, 2013). The adoption of this guidance did not affect the Company's financial condition as it does not change how goodwill is calculated or assigned to reporting units.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less when purchased that are not used for trading purposes. Financial assets classified as cash and cash equivalents that are deemed by the Company's management to be generally readily convertible into cash as of May 31, 2013 are as follows (in thousands):

Cash in banks	$ 86,499
Cerificate of deposit	50,008
Money market investments	1,765,026
Total cash and cash equivalents	$ 1,901,533
Cash and securities segregated (1)	$ 822,737

(1) Consists of deposits at exchanges and clearing organizations, as well as deposits in accordance with Rule 15c3-3 of the Act, which subjects the Company as a broker dealer carrying client accounts to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

4. FINANCIAL INSTRUMENTS

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of May 31, 2013, by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 1,196,278	$ 99,931	$ 15,327	$ -	$ 1,311,536
Corporate debt securities	-	2,515,665	17,662	-	2,533,327
Collateralized debt obligations	-	170,455	1,641	-	172,096
U.S. government and federal agency securities	811,060	155,622	-	-	966,682
Municipal securities	-	621,440	-	-	621,440
Sovereign obligations	149	153,066	-	-	153,215
Residential mortgage-backed securities	-	3,268,446	135,789	-	3,404,235
Commercial mortgage-backed securities	-	592,575	15,211	-	607,786
Other asset-backed securities	-	1,540	80	-	1,620
Loans and other receivables	-	-	2,727	-	2,727
Derivatives	568,274	4,220	-	(567,292)	5,202
Investments at fair value	-	23	17,177	-	17,200
Total financial instruments owned	$ 2,575,761	$ 7,582,983	$ 205,614	$ (567,292)	$ 9,797,066
Cash and cash equivalents	$ 1,901,533	$ -	$ -	$ -	$ 1,901,533
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	822,737	-	-	-	822,737
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 1,118,204	$ 37,161	$ 38	$ -	$ 1,155,403
Corporate debt securities	-	1,116,530	-	-	1,116,530
U.S. government and federal agency securities	754,387	-	-	-	754,387
Sovereign obligations	-	128,563	-	-	128,563
Residential mortgage-backed securities	-	179,270	-	-	179,270
Commercial mortgage-backed securities	-	2,957	-	-	2,957
Derivatives	580,555	2,515	7,883	(567,292)	23,661
Total financial instruments sold, not yet purchased	$ 2,453,146	$ 1,466,996	$ 7,921	$ (567,292)	$ 3,360,771

(1) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities

- Exchange Traded Equity Securities: Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from external pricing services, and are categorized within Level 1 in the fair value hierarchy.
- Non-exchange Traded Equity Securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing data from external pricing services and prices observed for recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).
- Equity warrants: Non-exchange traded equity warrants are generally categorized within Level 3 of the fair value hierarchy and are measured using the Black-Scholes model. Key inputs in the valuation include the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Corporate Bonds: Corporate bonds are measured primarily using pricing data from external pricing services and broker quotes, where available, prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for comparable issuers and recovery rate assumptions. Corporate bonds measured using alternative valuation techniques are classified within Level 3 of the fair value hierarchy.
- High Yield Corporate and Convertible Bonds: High yield corporate and convertible bonds are measured primarily using broker quotations and pricing data from external pricing services, where available, and prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are categorized within Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations

Collateralized debt obligations are measured based on prices observed for recently executed market transactions or based on valuations received from third party brokers and are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability of the pricing inputs.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.
- U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on quoted market prices obtained from external pricing services. Non-callable U.S. agency securities are generally categorized within Level 1 and callable U.S. agency securities are categorized within Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external pricing services and are generally categorized within Level 2 of the fair value hierarchy.

Sovereign Obligations

Foreign sovereign government obligations are measured based on quoted market prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size. To the extent external price quotations are not available or recent transactions have not been observed, valuation techniques incorporating interest rate yield curves and country spreads for bonds of similar issuers, seniority and maturity are used to determine fair value of sovereign bonds or obligations. Foreign sovereign government obligations are classified in Level 1, 2 or Level 3 of the fair value hierarchy, primarily based on the country of issuance.

Residential Mortgage-Backed Securities

- Agency Residential Mortgage-Backed Securities: Agency residential mortgage-backed securities include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations, interest-only and principal-only securities and to-be-announced securities and are generally measured using market price quotations from external pricing services and categorized within Level 2 of the fair value hierarchy.
- Agency Residential Inverse Interest-Only Securities ("Agency Inverse IOs"): The fair value of agency inverse IOs is estimated using expected future cash flow techniques that incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral. The Company uses prices observed for recently executed transactions to develop market-clearing spread and yield curve assumptions. Valuation inputs with regard to the underlying collateral incorporate weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer, and weighted average loan age. Agency inverse IOs are categorized within Level 2 of the fair value hierarchy. The Company also uses vendor data in developing assumptions, as appropriate.

- Non-Agency Residential Mortgage-Backed Securities: Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability and significance of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Commercial Mortgage-Backed Securities

- Agency Commercial Mortgage-Backed Securities: Government National Mortgage Association ("GNMA") project loan bonds and Federal National Mortgage Association ("FNMA") Delegated Underwriting and Servicing ("DUS") mortgage-backed securities are generally measured using prices observed for recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. GNMA project loan bonds and FNMA DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.
- Non-Agency Commercial Mortgage-Backed Securities: Non-agency commercial mortgage-backed securities are measured using pricing data obtained from external pricing services and prices observed for recently executed market transactions and are categorized within Level 2 and, if significant inputs are unobservable, Level 3 of the fair value hierarchy.

Other Asset-Backed Securities

Other asset-backed securities include, but are not limited to, securities backed by auto loans, credit card receivables and student loans and are primarily categorized within Level 2 of the fair value hierarchy. Valuations are determined using pricing data obtained from external pricing services and prices observed for recently executed market transactions.

Loans and Other Receivables

Loans and other receivables include corporate loans and are categorized within Level 2 of the fair value hierarchy where market price quotations from external pricing services are supported by market transaction data. Corporate loans categorized within Level 3 of the fair value hierarchy are measured based on market price quotations that are considered to be less transparent, market prices for debt securities of the same creditor, and estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts are measured based on quoted exchange prices which are generally obtained from independent pricing services and are categorized within Level 1 of the fair value hierarchy. Listed derivatives for which there is

limited trading activity are measured based on the closing price of the underlying equity security and are categorized within Level 2 of the fair value hierarchy.

- OTC Derivative Contracts: Over-the-Counter ("OTC") derivative contracts are generally valued using models whose inputs reflect assumptions that the Company believes market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many OTC derivative contracts, the inputs to the valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized within Level 2 of the fair value hierarchy given the observability and significance of the inputs to the valuation models. Where significant inputs to the valuation are unobservable, derivative instruments are categorized within Level 3 of the fair value hierarchy.

  OTC options include OTC equity options measured using a Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date. Discounted cash flow models are utilized to value the Company's foreign exchange forwards with observable inputs including foreign currency spot rates and forward curves.

Investments, at Fair Value

Investments at fair value include investments in hedge funds, fund of funds and private equity funds, measured at fair value based on the net asset value of the funds provided by the fund managers and categorized within Level 3 of the fair value hierarchy. Investments at fair value also include direct investments in private companies, which are measured at fair value using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

The following table provides further information about the Company's investments in entities that have the characteristics of an investment company at May 31, 2013 (in thousands):

	Fair Value (e)	Unfunded Commitments
Equity Long/Short Hedge Fund (a)	$ 4	$ -
High Yield Hedge Fund (b)	132	-
Fund of Funds (c)	9	-
Private Equity Funds (d)	5,100	491
Total (f)	$ 5,245	$ 491

(a) Investment in a hedge fund that invests in foreign technology companies. The fund is in liquidation and distributions will be received through the liquidation of the underlying assets of the fund. The Company is unable to estimate when the underlying assets will be fully liquidated.

(b) Investment in a hedge fund that invests in domestic and international public high yield debt, private high yield investments, senior bank loans, public leveraged equities, distressed debt and private equity investments. The fund is in liquidation and the Company is unable to estimate when the underlying assets will be fully liquidated.
(c) Investments in fund of funds that invest in various private equity funds. The Company requested redemption for the investments however it is unable to estimate when the remaining funds will be received.
(d) This category includes investments in private equity funds that invest in the equity of various U.S. and foreign private companies in the energy, technology, internet service and telecommunication service industries including acquired or restructured companies. Investments representing 88% of the fair value of investments in this category can never be redeemed, instead distributions are received through the liquidation of the underlying assets of the funds which are expected to liquidate in one to six years. Investments representing 12% of the fair value of investments in this category are in liquidation and the Company is unable to estimate when the underlying assets will be fully liquidated. At May 31, 2013, this category includes investments in equity funds managed by an affiliate with a fair value of $618,000 and an unfunded commitment of $75,000.
(e) Fair value has been estimated using the net asset value derived from each of the funds' capital statements.
(f) Investments at fair value on the Consolidated Statement of Financial Condition at May 31, 2013 include $12.0 million of direct investments which do not have the characteristics of an investment company and therefore not included within this table.

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements at May 31, 2013

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for financial assets and liabilities, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument; i.e., the input used for valuing one financial instrument within a particular class of financial instrument may not be appropriate for valuing other financial instruments within that given class. Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments; rather the range of inputs is reflective of the differences in the underlying characteristics of the financial instruments in each category.

For certain categories, the Company has provided a weighted average of the inputs allocated based on the fair values of the financial instruments comprising the category. The Company does not believe that the range or weighted average of the inputs is indicative of the reasonableness of uncertainty of our Level 3 fair values. The range and weighted average are driven by the individual financial instruments within each category and their relative distribution in the population. The disclosed inputs when compared with the inputs as disclosed in other quarters should not be expected to necessarily be indicative of changes in the Company's estimates of unobservable inputs

for a particular financial instrument as the population of financial instruments comprising the category will vary from period to period based on purchases and sales of financial instruments during the period as well as transfers into and out of Level 3 each period.

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input/ Range	Weighted Average
Corporate equity securities	$ 15,327				
Non-exchange traded securities		Market approach	"EBITDA" (a) multiple	4.0 to 6.3	5.0
		Scenario analysis	Estimated recovery percentage	25%	-
Warrants		Option model	Volatility	35%	-
Corporate debt securities	$ 17,662				
		Scenario analysis	Estimated recovery percentage	25%	-
		Comparable pricing	Comparable bond or loan price	$62.50-$69.60	$66.95
		Market approach	Yield	14.0%	-
Residential mortgage-backed securities	$ 135,789	Discounted cash flows	Constant prepayment rate	0% to 33%	7%
			Constant default rate	1% to 15%	5%
			Loss severity	25% to 75%	47%
			Yield	0% to 54%	8%
Commercial mortgage-backed securities	$ 15,211	Discounted cash flows	Loss severity	65%	-
			Yield	29% to 98%	52%
			Cumulative loss rate	1% to 10%	5%
Loans and other receivables	$ 2,727	Scenario analysis	Estimated recovery percentage	50%	-
Investments at fair value	$ 10,063				
Private equity securities		Comparable pricing	Comparable share price	$400	-

Financial Instruments Sold, Not Yet Purchased	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Range	Weighted Average
Derivatives	$ (7,883)				
Equity options		Option model	Volatility	37%	-

(a) Earnings before interest, taxes, depreciation and amortization ("EBITA").

The fair values of certain Level 3 assets that were determined based on third-party pricing information and reported net asset value are excluded from the above table. At May 31, 2013, the exclusions amounted to $7.1 million in aggregate and comprised certain investments in private equity funds and a private equity investment.

Sensitivity of Fair Values to Changes in Significant Unobservable Inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Private equity securities and corporate debt securities using a comparable pricing valuation technique. A significant increase (decrease) in the comparable share, bond or loan price in isolation would result in a significantly higher (lower) fair value measurement.
- Non-exchange traded equity securities, corporate debt securities and loans and other receivables using scenario analysis. A significant increase (decrease) in the possible recovery rates of the cash flow outcomes underlying the investment would result in a significantly higher (lower) fair value measurement for the financial instrument.
- Residential and commercial mortgage-backed securities using a discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate, loss severities or cumulative loss rate and discount rate would result in a significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts depending on the capital structure of the security. A significant increase (decrease) in the yield would result in a significant lower (higher) fair value measurement.
- Non-exchange traded equity securities and corporate debt securities using a market approach valuation technique. A significant increase (decrease) in the EBITDA multiple would result in a significant higher (lower) fair value measurement. A significant increase (decrease) in yield of a debt security would result in a significant lower (higher) fair value measurement.
- Derivative equity options and equity warrant positions using an option model. A significant increase (decrease) in volatility would result in a significant higher (lower) fair value measurement.

Knight Capital

On August 6, 2012, the Company entered into a Securities Purchase Agreement with Knight Capital Group, Inc. ("Knight Capital"), a publicly-traded global financial services firm, ("the Agreement"). Under the Agreement, the Company purchased preferred stock in exchange for cash consideration of $100.0 million. The preferred stock consisted of 19,901 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock ("Series A-1 Shares") and 80,099 shares of Series A-2 Non-voting Cumulative Perpetual Convertible Preferred Stock ("Series A-2 Shares") (collectively the "Series A Securities"). Each Series A-1 Share is convertible into shares of common stock at the conversion rate of 666.667 shares of common stock. Each Series A-2 Share is convertible into one Series A-1 Share. On August 29, 2012, the Company exercised its conversion options and converted its holding of Series A Securities to common stock of Knight Capital. As of May 31, 2013, the Company owns approximately 22% of the outstanding common stock of Knight Capital.

The Company elected to record the investment in Knight Capital at fair value under the fair value option as the investment was acquired as part of the Company's capital markets activities. The valuation of the investment at May 31, 2013 is based on the closing exchange price of Knight Capital's common stock and included within Level 1 of the fair value hierarchy.

The following is a summary of selected financial information for Knight Capital as of March 31, 2013, the most recently available public financial information for the company (in millions):

	March 31, 2013
Total assets	$ 10,912.8
Total liabilities	9,426.8
Total equity and convertible preferred stock	1,486.0

On July 1, 2013, Knight Capital Group, Inc. completed its previously announced merger with GETCO Holding Company, LLC (the merged company referred to as "KCG Holdings, Inc."). In connection with the consummation of the merger, the Company received cash consideration of $3.75 per share, or approximately $192 million, with respect to approximately 63% of its holding in Knight Capital Group, Inc. and stock consideration of one third of a share of KCG Holdings, Inc. common stock for each share of Knight Capital common stock for the remainder of its holding. As of July 2, 2013, the Company owns approximately 8.5% of KCG Holdings, Inc.

The Company has separately entered into securities lending transactions with Knight Capital in the normal course of its capital markets activities. At May 31, 2013, the balances of securities borrowed and securities loaned were $6.4 million and $32.2 million, respectively.

Fair Value Option Election

The Company has elected the fair value option for all loans and loan commitments made by the Company's capital markets businesses and securitization activities. Loans and loan commitments are managed on a fair value basis and are included in Financial instruments owned and Financial instruments owned – derivatives, respectively, on the Consolidated Statement of Financial Condition. At May 31, 2013, the net fair value of loan commitments was $1.0 million.

Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Payables – Brokers, dealers and clearing organizations and Payables – Customers, are not accounted for at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

5. DERIVATIVE FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk — The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis and underwriting. Each of these financial instruments and activities contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition.

Derivative Financial Instruments — The Company's derivative activities are recorded at fair value on the Consolidated Statement of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased net of cash paid or received under credit support agreements and on a net counterparty basis when a legal right to offset exists under a master netting agreement. Acting in a trading capacity, the Company may enter into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting from its trading activities. (See Note 4, Financial Instruments and Note 14, Commitments and Guarantees for additional disclosures about derivative instruments.)

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its firm wide risk management policies. In connection with its derivative activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

The following table presents the fair value and related number of derivative contracts at May 31, 2013 categorized by type of derivative contract. The fair value of assets/liabilities related to derivative contracts represents the Company's receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged (in thousands, except contract amounts):

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Interest rate contracts	$ 5,270	24,278	$ 3,220	46,330
Foreign exchange contracts	3,114	66	2,483	53
Equity contracts	563,037	1,736,247	585,218	2,870,970
Credit contracts	1,073	17	32	2
Total	572,494		590,953	
Counterparty/cash-collateral netting	(567,292)		(567,292)	
Total per Consolidated Statement of Financial Condition	$ 5,202		$ 23,661	

OTC Derivatives. The table below sets forth by remaining contract maturity the fair value of OTC derivative assets and liabilities as of May 31, 2013 (in thousands):

	OTC Derivatives (3)			
	Assets (1)		Liabilities (2)	
	0-12 months	Total	0-12 months	Total
Foreign currency forwards	$ 1,127	$ 1,127	$ 64	$ 64
Fixed income forwards	1,073	1,073	464	464
Equity options	—	—	7,883	7,883
Total	$ 2,200	$ 2,200	$ 8,411	$ 8,411

(1) At May 31, 2013, the Company held exchange-traded derivative assets of $3.0 million which are not included in the table above.
(2) At May 31, 2013, the Company held exchange-traded derivative liabilities of $15.3 million which are not included in the table above.
(3) Derivative fair values include counterparty netting within product category.

At May 31, 2013, the counterparty credit quality with respect to the fair value of the Company's OTC derivative assets was as follows (in thousands):

Counterparty Credit Quality (1):	
A- or higher	$ 1,002
BBB- to BBB+	1,196
BB+ or lower	1
Unrated	1
Total	$ 2,200

(1) The Company utilizes internal credit ratings determined by its Risk Management department. Credit ratings determined by Risk Management use methodologies that produce ratings generally consistent with those produced by external rating agencies.

Credit Risk — In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. Transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date, or to the extent exist, margin balances.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk — As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in

economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

6. COLLATERALIZED TRANSACTIONS

The Company enters into secured borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs, earn interest rate spreads or re-lend as part of its dealer operations. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company monitors the fair value of the securities loaned and borrowed on a daily basis as compared with the related payable or receivable, and requests additional collateral or the return of excess collateral, as appropriate. The Company pledges financial instruments as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities owned that can be sold or repledged by the counterparty are included within Financial instruments owned and noted as Securities pledged on the Consolidated Statement of Financial Condition.

The Company receives securities as collateral under resale agreements, securities borrowing transactions, derivative transactions and customer margin loans. In many instances, the Company is permitted by contract or custom to rehypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, enter into security lending transactions, satisfy margin requirements on derivative transactions or cover short positions. At May 31, 2013, the approximate fair value of securities received as collateral by the Company that may be sold or repledged by the Company was approximately $17,275.8 million. At May 31, 2013 a substantial portion of the securities received had been sold or repledged.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral rather than cash. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities on the Consolidated Statement of Financial Condition. The securities pledged as collateral under these transactions are included within Financial instruments owned and noted as Securities pledged on the Consolidated Statement of Financial Condition. In instances where the Company receives securities as collateral in connection with securities-for-securities transactions in which the Company is deemed the lender of securities and is permitted to sell or repledge the securities received as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Consolidated Statements of Financial Condition.

7. SECURITIZATION ACTIVITIES

The Company engages in securitization activities related to mortgage loans and mortgage-backed securities. In its securitization activities, the Company transfers these assets to special purpose entities ("SPEs") and acts as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A significant portion of the securitization transactions are securitization of

assets issued or guaranteed by U.S. government agencies. These SPE's generally meet the criteria of variable interest entities; however, the Company generally does not consolidate the SPEs as it is not considered the primary beneficiary for these SPEs. See Note 8, Variable Interest Entities for further discussion on variable interest entities and the determination of the primary beneficiary.

The Company accounts for its securitization transactions as sales provided it has relinquished control over the transferred assets. Transferred assets are carried at fair value. If the Company has not relinquished control over the transferred assets, the assets continue to be recognized in Financial instruments owned and a corresponding secured borrowing is recognized in Other secured financings on the Consolidated Statement of Financial Condition.

The Company generally receives cash proceeds in connection with the transfer of assets to an SPE. The Company may, however, have continuing involvement with the transferred assets, which is limited to retaining one or more tranches of the securitization (primarily senior and subordinated debt securities), which are included within Financial instruments owned and are accounted for at fair value.

Assets received as proceeds in the form of mortgage-backed securities issued by the SPE have been initially categorized as Level 2 within the fair value hierarchy. For further information on fair value measurements and the fair value hierarchy, refer to Note 2, Summary of Significant Accounting Policies, and Note 4, Financial Instruments.

The Company has not provided financial or other support to these securitization vehicles during the period ended May 31, 2013. Further, the Company has no explicit or implicit arrangements to provide additional financial support to these securitization vehicles and has no liabilities related to these securitization vehicles at May 31, 2013. Although not obligated, in connection with secondary market-making the Company may make a market in the securities issued by these SPEs. In these market-making transactions, the Company buys the securities from and sells these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in the SPEs, although the securities are included in Financial instruments owned – mortgage- and asset-backed securities on the Company's Consolidated Statement of Financial Condition. To the extent the securities purchased through these market-making activities meet specific thresholds and the Company is not deemed to be the primary beneficiary of the variable interest entity, these securities are included in agency and non-agency mortgage- and asset-backed securitizations in the nonconsolidated variable interest entities table presented in Note 8, Variable Interest Entities.

The Company's retained interests in SPEs where it, acting as transferor, has transferred assets, and has continuing involvement and for which it received sale accounting treatment was (in millions):

	As of May 31, 2013	
Securitization Type	Total Assets	Retained Interests
U.S. government agency residential mortgage-backed securities	$ 6,770.6	$ 406.1 (1)
U.S. government agency commercial mortgage-backed securities	3,297.2	62.3 (1)
Collateralized loan obligations	1,191.5 (2)	29.5 (2)

(1) A portion of these securities have been subsequently sold in secondary-market transactions to third parties. As of June 28, 2013, the Company continues to hold approximately $387.3 million and $27.7 million of these residential and commercial mortgage-backed securities, respectively in inventory.
(2) Total assets include assets transferred by unrelated transferors. Retained interest at June 28, 2013 was $29.5 million.

The Company does not have any derivative contracts executed in connection with these securitization activities. In the table above, assets retained in connection with securitization represent the fair value of the securities of one or more tranches of the securitization held by the Company at May 31, 2013. The Company's risk of loss is limited to this fair value amount. The total asset amount represents the unpaid principal amount of assets in the securitization vehicles in which the Company has continuing involvement and is presented to provide information regarding the size of the securitization, and is not considered representative of the risk of potential loss associated with the securitizations.

8. VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity, or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company initially determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and continues to reassess whether it is the primary beneficiary of the VIE on an ongoing basis. The determination of whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment by management. In determining whether the Company has the power to direct the VIE's most significant activities, the Company first identifies the activities of the VIE that most significantly impact its economic performance. The considerations in determining the VIE's most significant activities primarily include, but are not limited to, the VIE's purpose and design and the risks passed through to investors. The Company then assesses whether it has the power to direct those significant activities. The considerations in determining whether the Company has the power to

direct the VIE's most significant activities include, but are not limited to, voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where it has determined that the power over a VIE's most significant activities is shared, the Company assesses whether it is the party with the power over the majority of the significant activities. If the Company is the party with the power over the majority of the significant activities, it meets the "power" criteria of the primary beneficiary. If the Company does not have the power over a majority of the significant activities or determines that decisions require consent of each sharing party, the Company does not meet the "power" criteria of the primary beneficiary.

The Company assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interests are significant to a VIE requires significant judgment. In determining the significance of its variable interests, the Company considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, its involvement in the VIE and its market-making activities related to the variable interests.

Consolidated VIEs

The Company is the primary beneficiary of two mortgage-backed financing vehicles to which the Company sells agency and non-agency residential and commercial mortgage-backed securities pursuant to the terms of a master repurchase agreement and is responsible for managing the assets within these vehicles. The Company's variable interest consists of its collateral margin maintenance obligations under the master repurchase agreements. The assets of the VIEs consist of reverse repurchase agreements of $135.1 million, in aggregate, which are available for the benefit of the vehicle's note holders. Notes issued by the mortgage-backed financing vehicles of $135.0 million and accrued interest are included within Other secured financings on the Consolidated Statement of Financial Condition. The creditors of the VIEs do not have recourse to the Company's general credit.

Nonconsolidated VIEs

The Company also holds variable interests in VIEs in which it is not the primary beneficiary and does not have the power to direct the activities that most significantly impact the VIE's economic performance, and therefore, has not consolidated these VIEs. Further, the Company has not provided financial or other support to these VIEs during the period ended May 31, 2013 and has no explicit or implicit arrangements to provide additional financial support to these VIEs and has no liabilities related to these VIEs at May 31, 2013.

The following table presents information about nonconsolidated VIEs in which the Company had variable interests aggregated by principal business activity. The tables include VIEs where the Company has determined that the maximum exposure to loss is greater than specific thresholds, or meets certain other criteria.

	As of May 31, 2013		
(in millions)	Financial Statement Carrying Amount	Maximum exposure to loss	VIE Assets (1)
Collateralized loan obligations	$ 29.5 (2)	$ 29.5 (3)	$ 1,350.0
Agency mortgage- and asset-backed securitizations	1,204.1 (2)	1,204.1 (3)	3,735.8
Non-agency mortgage- and asset-backed securitizations	695.3 (2)	695.3 (3)	45,562.1
Total	$ 1,928.9	$ 1,928.9	$ 50,647.9

(1) VIE assets represent the unpaid principal balance of the assets in these vehicles at May 31, 2013 and represents the underlying assets that provide the cash flows supporting the Company's variable interests
(2) Consists of debt securities accounted for at fair value, which are included within Financial instruments owned.
(3) The maximum exposure to loss in these non-consolidated VIEs is limited to the Company's investment, which is represented by the financial statement carrying amount of its purchased or retained interest.

Mortgage- and Asset-Backed Vehicles. In connection with the Company's trading and market-making activities, it buys and sells mortgage- and asset-backed securities. Mortgage- and asset-backed securities issued by securitization entities are generally considered variable interests in VIEs. A substantial portion of the Company's variable interests in mortgage- and asset-backed VIEs are sponsored by unrelated third parties and consist entirely of mortgage-backed securities purchased or retained in connection with the Company's market making activities.

9. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The following is a summary of the major categories of receivable from and payable to brokers, dealers and clearing organizations as of May 31, 2013 (in thousands):

	Receivable	Payable
Trades in process of settlement, net	$ 1,054,308	$ 595
Securities failed to deliver/receive	82,136	108,593
Futures margin from affiliates and brokers	68,485	25,939
Clearing organizations	53,504	294,142
Other	1,815	-
	$ 1,260,248	$ 429,269

10. INTANGIBLE ASSETS

In connection with the Merger Transaction between the Parent and Leucadia on March 1, 2013, certain intangible assets were adjusted to their fair value and new intangible assets were identified and recorded. See Note 1. Organization and Basis of Presentation – Merger Transaction between the Parent and Leucadia National Corporation for further details. Intangible assets are included in Other assets on the Consolidated Statement of Financial Condition.

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets and their weighted average remaining lives as of May 31, 2013 (in thousands):

	Gross cost	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Customer relationships	$ 114,949	$ (4,942)	$ 110,007	14.4
Trade name	99,866	(713)	99,153	34.8
Exchange and clearing organization membership interests and registrations	1,655	-	1,655	N/A
	$ 216,470	$ (5,655)	$ 210,815	

Intangible assets with an indefinite useful life are not amortized but assessed annually on August 1 for impairment, or more frequently when certain events or circumstances exist.

11. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On April 30, 2013, the Company repaid in full and retired three subordinated loan agreements with an aggregate principal amount of $1.25 billion and, concurrently, entered into a new subordinated loan agreement for $1.95 billion. At May 31, 2013 the Company has outstanding borrowings of $1.95 billion from the Parent under the subordinated loan agreement dated April 30, 2013. The subordinated loan agreement has an initial 6 year term and will automatically extend for additional one year periods, unless specified actions are taken prior to the maturity date by the Company or Parent. Amounts borrowed under the subordinated loan agreement bear interest at 7.5% per annum.

Amounts borrowed by the Company under the subordinated loan agreement have been approved by the FINRA and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1 under the Act ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

On April 30, 2013, the Company entered into a 10 year $300.0 million revolving note and cash subordination agreement. Amounts borrowed under this agreement do not quality as capital in computing net capital under Rule 15c3-1, bear interest at a rate agreed at the time of the advance and are to be repaid in full by April 30, 2024. No amounts were outstanding under this facility at May 31, 2013.

12. EMPLOYEE BENEFIT PLANS

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 56% equities,

43% fixed income and 1% cash at May 31, 2013. Effective December 31, 2005, benefits under the pension plan were frozen.

13. INCOME TAXES

The Company is subject to U.S. Federal income tax as well as income tax in multiple state jurisdictions. The Company's results of operations are included in the consolidated Federal and applicable state income tax returns filed by the Company's Ultimate Parent.

The Company's unrecognized tax benefits are recorded at the Parent. As of May 31, 2013, the Company had approximately $130.3 million of total gross unrecognized tax benefits. At May 31, 2013, the total amount of unrecognized benefits that, if recognized, would favorably affect the effective tax rate is $84.8 million (net of Federal benefit of state issues). The Company recognized accrued interest related to unrecognized tax benefits of approximately $14.0 million as of May 31, 2013. No penalties were required to be accrued.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect on the Consolidated Statement of Financial Condition of the Company. It is reasonably possible that, within the next twelve months, various tax examinations will be concluded and statutes of limitation will expire. However, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits over the next 12 months.

The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2006
California	2004
Connecticut	2006
Massachusetts	2006
New Jersey	2007
New York State	2001
New York City	2003

14. COMMITMENTS AND GUARANTEES

Commitments

The following table summarizes the Company's commitments at May 31, 2013 (in millions):

	Expected Maturity Date					
	2013	2014	2015 and 2016	2017 and 2018	2019 and Later	Notional/ Maximum Payout
Equity commitments	$ -	$ 0.2	$ -	$ 0.3	$ -	$ 0.5
Underwiting commitments	158.0	-	-	-	-	158.0
Mortgage-related commitments	475.7	295.5	700.9	-	-	1,472.1
Forward starting repos	575.8	-	-	-	-	575.8
Forward starting reverse repos	372.5	-	-	-	-	372.5
Total	$ 1,582.0	$ 295.7	$ 700.9	$ 0.3	$ -	$ 2,578.9

Equity Commitments —The Company has committed to invest an aggregate of $1.5 million in JCP Partners IV LLC, a private equity fund managed by a director and Chairman of the Executive Committee of the Parent. As of May 31, 2013 the Company had funded approximately $1.4 million of its commitment leaving $0.1 million unfunded. The Company had commitments to invest up to $3.0 million in various other investments, of which $0.4 million remained unfunded as of May 31, 2013.

Underwriting Commitments — In connection with investment banking activities, the Company may from time to time provide underwriting commitments to its clients in connection with capital raising transactions.

Mortgage-Related Commitments — The Company enters into forward contracts to purchase mortgage participation certificates and mortgage-backed securities as part of its securitization activities. The mortgage participation certificates evidence interests in mortgage loans insured by the Federal Housing Administration and the mortgage-backed securities are insured or guaranteed by the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") or the Government National Mortgage Association ("Ginnie Mae"). The fair value of mortgage-related commitments recorded on the Consolidated Statement of Financial Condition was $30.3 million at May 31, 2013.

Forward Starting Repurchase Agreements — The Company enters into commitments to buy securities with agreements to resell on a forward starting basis and commitments to sell securities with agreements to repurchase on a forward starting basis that are primarily secured by U.S. government and agency securities.

Guarantees

Derivative Contracts — Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under U.S. GAAP. Such derivative contracts include written

equity, interest rate and bond put options, written currency contracts, and interest rate cap, floor and swaption contracts. On certain of these contracts, such as written interest rate caps and foreign currency options, the maximum payout cannot be quantified since the increase in interest or foreign exchange rates are not contractually limited by the terms of the contract. As such, the Company has disclosed notional values as a measure of the maximum potential payout under these contracts.

At May 31, 2013, the maximum payout was approximately $8,601.8 million. It is however management's belief that notional amounts generally overstate expected payout and that fair value is a more relevant measure of the Company's obligations. At May 31, 2013, the fair value of derivative contracts meeting the definition of a guarantee is a liability of approximately $145.7 million. The Company substantially mitigates its exposure to market risk on these contracts through hedges, such as with other derivative contracts and/or cash instruments. The Company manages risk associated with derivative contracts meeting the definition of a guarantee consistent with its risk management policies.

The following table summarizes the notional amounts associated with the Company's derivative contracts meeting the definition of a guarantee under U.S. GAAP at May 31, 2013 (in millions):

	Expected Maturity Date					
Guarantee Type	2013	2014	2015 and 2016	2017 and 2018	2019 and Later	Notional/ Maximum Payout
Derivative contracts - non-credit related	$ 8,107.4	$ 486.7	$ 7.7	$ -	$ -	$ 8,601.8
Total	$ 8,107.4	$ 486.7	$ 7.7	$ -	$ -	$ 8,601.8

Other Guarantees — The Company is a member of numerous exchanges and clearinghouses. In the normal course of business the Company provides guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these guarantees.

15. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company provides various trading, securities lending, clearing, execution and administrative services to subsidiaries of the Parent. Additionally, Jefferies Bache, LLC executes and clears futures trades for the Company, Jefferies Execution Services, Inc. provides execution services to the Company and Jefferies International Limited executes and clears

trades for the Company. Balances with related parties reflected in the Consolidated Statement of Financial Condition are set forth below (in thousands):

		May 31, 2013
Assets:		
Securities borrowed	$	158,358
Receivables from brokers ,dealers and clearing organizations		27,353
Due from affiliates		18,287
Liabilities:		
Securities loaned	$	316,677
Due to Parent		750,272
Due to affiliates		90,635

In the ordinary course of business, the Company obtains advances from the Parent which are generally payable on demand. Management believes amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if it operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash.

Debt securities of the Parent and Ultimate Parent —In connection with its sales and trading activities, from time to time the Company makes a market in long-term debt securities of the Parent and the Ultimate Parent. (i.e., the Company buys and sells debt securities issued by its Parent and Ultimate Parent). At May 31, 2013, approximately $2.5 million and $10.0 million of debt securities issued by the Parent are included in Financial instruments owned and Financial instruments sold, not yet purchased, respectively, on the Consolidated Statement of Financial Condition. The Company held debt securities issued by its Ultimate Parent of $9.6 million which is included within Financial instruments owned at May 31, 2013.

Berkadia Commercial Mortgage, LLC — At May 31, 2013, the Company had commitments to purchase $136.9 million in agency commercial mortgage-backed securities from Berkadia Commercial Mortgage, LLC, which is partially owned by Leucadia.

Dividend payments — The Company paid a dividend to the Parent of $600.0 million during the period ended May 31, 2013; such payment was approved by FINRA.

Employee brokerage accounts and loans — At May 31, 2013, the Company had $17.9 million of loans outstanding to its employees, which are included in Other assets on the Consolidated Statement of Financial Condition.

16. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer in securities and an introducing broker for futures and, accordingly, is subject to the net capital requirements of the SEC, CFTC and FINRA. The Company is required to maintain minimum net capital, as defined under Rule 15c3-1, of not less than the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase transactions. As an introducing futures broker, under Regulation 1.17 of the CFTC, the Company is required to maintain minimum net capital of

the greater of $45,000 or the capital required under SEC Rule 15c3-1. Additionally, FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if its net capital is less than 5% of such aggregate debit items. At May 31, 2013, the Company had net capital, as defined under such rules, of $943.0 million which exceeded the minimum regulatory capital requirement by $888.8 million.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, capital distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

As of May 31, 2013, the Company performed the computation of assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 (Customer Protection) under the Act.

*****

A copy of the Company's May 31, 2013 Consolidated Statement of Financial Condition (Unaudited) filed pursuant to Rule17a-5 of the Securities Exchange Act of 1934 is available for examination at the New York Office of the Securities and Exchange Commission or at our principal office at 520 Madison Avenue, New York, N.Y. 10022.

A copy of this Jefferies LLC and Subsidiaries Consolidated Statement of Financial Condition (Unaudited) can be viewed online at the Jefferies website at: http://investor-relations.jefferies.com/GenPage.aspx?IID=102756&GKP=207790